

08026194

A.P
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SECURIT. _____ ____ ___..ON
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**January 1, 2007**____ AND ENDING____**December 31, 2007**____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caruso Financial Services Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

20 Abby Lane
(No. and Street)

Rochester	**NY**	**14606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harry Caruso   **(585) 247-4360**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, _____ **Harry Caruso** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Caruso Financial Services, Inc.** _____ , as of _____ **December 31,** _____ , 20 **07** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

 _____
 Signature

 President
 _____
 Title

 _____
 Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARUSO FINANCIAL SERVICES INC.

ROCHESTER, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2007 AND 2006

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone   585 / 423-1860
Fax   585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York



INDEPENDENT AUDITORS' REPORT

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying statements of financial condition of Caruso Financial Services Inc. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caruso Financial Services Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 13, 2008

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CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2007	2006
CURRENT ASSET		
Cash and cash equivalents	$ 11,966	$ 11,629
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY		
Income taxes payable	$ 100	$ 100
SHAREHOLDER'S EQUITY		
Common stock, $10 par value:		
Authorized, 10,000 shares		
Issued and outstanding, 1,100 shares	11,000	11,000
Additional paid-in capital	2,314	2,314
Accumulated deficit	(1,448)	(1,785)
	11,866	11,529
	$ 11,966	$ 11,629

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF OPERATIONS

| | Year ended December 31, | |
	2007	2006
Revenue - commissions	$ 34,765	$ 27,714
Distribution from Financial Industry Regulatory Authority	35,000	-
	69,765	27,714
Operating expenses:		
Commissions - shareholder	54,691	15,254
Other	14,446	13,022
	69,137	28,276
INCOME (LOSS) FROM OPERATIONS	628	(562)
Other (expense) income	(191)	1,193
INCOME BEFORE INCOME TAXES	437	631
Income taxes:		
New York State	100	100
NET INCOME	$ 337	$ 531
Net income per share of common stock, based upon common shares outstanding	$ 0.31	$ 0.48

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2005	$ 11,000	$ 2,314	$ (2,316)	$ 10,998
Net income	-	-	531	531
BALANCE AT DECEMBER 31, 2006	11,000	2,314	(1,785)	11,529
Net income	-	-	337	337
BALANCE AT DECEMBER 31, 2007	$ 11,000	$ 2,314	$ (1,448)	$ 11,866

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2007	2006
CASH FLOWS - OPERATING ACTIVITIES		
Net income for the year	$ 337	$ 531
Adjustments to reconcile net income to net cash provided from operating activities:		
	-	-
NET CASH PROVIDED FROM OPERATING ACTIVITIES	337	531
NET INCREASE IN CASH AND CASH EQUIVALENTS	337	531
Cash and cash equivalents at beginning of year	11,629	11,098
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,966	$ 11,629

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
The Company is incorporated in the State of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Revenue recognition
Commission revenue and expenses are recorded on a trade date basis.

Cash equivalents
For purposes of cash flow reporting, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income taxes
The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which are expected to be in effect when these differences reverse. Deferred tax expense (credit) is the result of the change in deferred tax assets or liabilities. Note C provides additional information regarding a deferred tax asset.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2007 and 2006, and the reported amounts of revenues and expenses for the years then ended. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The net capital as of December 31, 2007 and 2006 was $11,660 and $11,305, respectively. The required capital was $5,000 at both December 31, 2007 and 2006.

NOTE C: INCOME TAXES

As of December 31, 2007, the Company has a net operating loss (NOL) carryforward of approximately $9,000 available to offset future taxable income. This carryforward expires between 2021 and 2023. The deferred tax asset of approximately $1,350 related to this NOL has been fully reserved as management believes the realization of the deferred tax asset is uncertain.

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION



100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone   585 / 423-1860
Fax   585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying financial statements of Caruso Financial Services Inc. as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated February 13, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 and 12 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 13, 2008

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

	Year ended December 31,	
	2007	2006
SCHEDULE OF OTHER OPERATING EXPENSES		
Licenses and fees	$ 545	$ 474
Office supplies	126	147
Transportation	1,831	1,820
Insurance	5,945	5,234
Telephone	638	633
Postage	38	227
Professional fees	3,700	3,300
Dues and publications	38	38
Computer supplies and expense	303	180
Repairs and maintenance	163	350
Bank service charges	40	40
Internet access	479	479
Charitable donations	100	100
Selling/marketing	500	-
	$ 14,446	$ 13,022

	December 31,			
	2007		2006	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1				
Total shareholder's equity per accompanying statements of financial condition	$	11,866	$	11,529
Haircut on securities (computed where applicable, pursuant to 15c3-1(f)):				
Debt securities		206		224
NET CAPITAL	$	11,660	$	11,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$	6	$	6
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$	5,000	$	5,000
Net capital requirement (greater of (1) or (2) above)	$	5,000	$	5,000
Excess net capital (net capital less net capital requirement)	$	6,660	$	6,305
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	11,650	$	11,295

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31,	
	2007	2006
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per statements of financial condition	$ 100	$ 100
TOTAL AGGREGATE INDEBTEDNESS	$ 100	$ 100
Percentage of aggregate indebtedness to net capital	1.00 %	1.00 %
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per statements of financial condition)	.84 %	.90 %

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

There are no material differences between the audited computation
of Net Capital and the corresponding amount in the Company's unaudited
December 31, 2007 Form X-17A-5, Part IIA Filings.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule
Section (K)(1) - Limited business (mutual funds and/or
variable annuities only)

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone   585 / 423-1860
Fax   585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Caruso Financial Services Inc.

In planning and performing our audit of the financial statements of Caruso Financial Services Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Rochester, New York
February 13, 2008

END

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